Exhibit 33.1

Management’s Assertion of

Compliance with Regulation AB Criteria

United Auto Credit Corporation (the “Asserting Party”) is responsible for assessing compliance as of December 31, 2006 and for the period from June 15, 2006 (date of Issuance of the UPFC Auto Receivables Trust 2006-A) through December 31, 2006 (the “Reporting Period”) with the servicing criteria set forth in Title 17, Section 229.1122(d) of the Code of federal Regulations (the “CFR”), except for the criteria set forth in Sections 229. 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), and 1122(d)(4)(xii) which the Asserting Party has concluded are not applicable to the servicing of the UPFC Auto Receivables Trust 2006-A asset-backed securitization transaction backed by auto receivables and serviced by the Asserting Party (the “Applicable Servicing Criteria”). The sole asset-backed securitization transaction covered by this report was the UPFC Auto Receivables Trust 2006-A.

The Asserting Party has assessed its compliance with the Applicable Servicing Criteria for the Reporting Period and based on such assessment the Asserting Party has complied, in all material respects, with the Applicable Servicing Criteria for the UPFC Auto Receivables Trust 2006-A asset-backed securitization transaction backed by auto receivables serviced by the Asserting Party.

Grobstein Horwath & Company LLP, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Applicable Servicing Criteria as set forth in this assertion.

UNITED AUTO CREDIT CORPORATION

/s/ Arash A. Khazei
Arash A. Khazei
Chief Financial Officer

Date: February 28, 2007